Mail Stop 4561

October 30, 2006

VIA U.S. MAIL AND FAX (260-833-4411)

Mr. Michael P. Pacult
Chief Executive Officer
Atlas Futures Fund Limited Partnership
5914 N. 300 West
Freemont, IN 46737

> **Re:** **Atlas Futures Fund Limited Partnership**
> **Bromwell Financial Fund LP**
> **Providence Select Fund LP**
> **TriView Global Fund, LLC**
> **Item 4.01 Forms 8-K**
> **Filed October 26, 2006**
> **File Nos. 333-53111, 333-85755, 333-108629 & 333-119655**

Dear Mr. Pacult:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Forms 8-K filed October 26, 2006

1.   Please revise all filings referenced above to disclose whether the former auditor's report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

Atlas Futures Fund Limited Partnership
October 30, 2006

2.   Please revise all filings referenced above to state whether, during your two most
        recent fiscal years and any subsequent interim period before your former auditor
        was dismissed, you had any disagreements with your former auditor as defined in
        Item 304(a)(1)(iv) of Regulation S-K or any reportable events as defined in Item
        304(a)(1)(v) of Regulation S-K.

        As appropriate, please amend your filings and respond to these comments within
five business days or tell us when you will respond. File these amendments under cover
of Form 8-K/A and include the ITEM 4.01 designation, including the letter from the
former accountant filed as an Exhibit 16. Please note that your former accountants
should make it clear within the Exhibit 16 letter that it is in reference to your amended
Form 8-K. Please understand that we may have additional comments after reviewing
your amendments and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filings;
·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filings; and
·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

        Any questions regarding the above should be directed to me at (202) 551-3466.

                                            Sincerely,

                                            Matthew Maulbeck
                                            Staff Accountant